SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

FOR IMMEDIATE RELEASE

OTI Contact:	Agency Contacts:
Galit Mendelson	Paul Holm and Jerry Cahn
Director of Corporate Communication	PortfolioPR
212-421-0333	212 736 9224
Galit@otiglobal.com	pholm@portfoliopr.com / jcahn@portfoliopr.com

OTI COMPLETES $15.1 MILLION EQUITY FINANCING
TO INSTITUTIONAL INVESTORS
Sold 1.3M shares at $11.64 per share

Cupertino, CA– May 4, 2004 – On Track Innovations, Ltd. (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions for Homeland Security, Micropayments and Petroleum Payments among others, announced today that it has closed on $15.1 million of new equity financing.

OTI stated that the funds will be used to support large scale implementation of one or more new projects that OTI is about to undertake for its customers, and to enable OTI to increase its role in the delivery channel for the different projects and to support OTI’s strategic growth in other respects.

Oppenheimer & Co. Inc. acted as placement agent in the private placement of the units, which were sold to financial institutions.

OTI sold 1,300,000 units, each consisting of one ordinary share and a warrant to purchase six-tenths (6/10) of an ordinary share. The aggregate purchase price of the shares was $15,132,000, at a price of $11.64 per share. The warrants, which are for the purchase of an aggregate of up to 780,000 ordinary shares, will have terms of five years and an exercise price of $13.97 per share, and may be redeemed by OTI after two years if the market price of the underlying ordinary shares reaches $25.15 and certain other conditions are met.

The units were offered and sold, pursuant to exemptions provided by Section 4(2) of the Securities Act of 1933 and Regulation D thereunder. None of the securities was offered, or may be sold or otherwise transferred, in the absence of an effective registration statement under the Securities Act and applicable state securities laws or an opinion of counsel acceptable to OTI and its counsel that such registration is not required. No offer to sell, or solicitation of any offer to purchase, such securities is made by this press release.

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About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol and the Government of Israel. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

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SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: May 3, 2004

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